BANCROFT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash and cash equivalents	$	1,373,592
Receivables from clearing organizations		50,744
Receivables from customers		14,900
Receivables from non-customers		174,550
Securities owned, at fair value		4,116,746
Property and equipment, net		70,894
Clearing deposit		250,000
Security deposits		10,855
Right of use asset		257,544
Other assets		45,452
Total assets	**$**	**6,365,277**

LIABILITIES AND MEMBERS' EQUITY

LIABLILITIES

Accounts payable, accrued expenses and other liabilities	$	363,889
Loans payable		175,000
Operating lease liability		280,966
Total liabilities		**819,855**
MEMBERS' EQUITY		**5,545,422**
Total liabilities and members' equity	**$**	**6,365,277**

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.
See accompanying notes to financial statements.